UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CASTLIGHT HEALTH, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
Options to Purchase Class B Common Stock, par value $0.0001 per share
(Title of Class of Securities)

14862Q 100
(CUSIP Number of Class B Common Stock Underlying Class of Securities)

John C. Doyle
Chief Financial Officer and Chief Operating Officer
Castlight Health, Inc.
Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105
(415) 829-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
__________________________________________________

Copy to:
Jennifer Chaloemtiarana, Esq.	Matthew S. Rossiter, Esq.
Castlight Health, Inc.	Robert A. Freedman, Esq.
Two Rincon Center	Fenwick & West LLP
121 Spear Street, Suite 300	Silicon Valley Center
San Francisco, CA 94105	801 California Street
(415) 829-1400	Mountain View, CA 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$3,551,488	$357.63

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 853,313 shares of the Class A common stock and 2,027,700 shares of the Class B common stock of Castlight Health, Inc. having an aggregate value of $3,551,488 will be exchanged for new options to purchase shares of Class B common stock of Castlight Health, Inc. and canceled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of January 7, 2016.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options for New Options, dated January 12, 2016, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Castlight Health, Inc., a Delaware corporation (“Castlight”). The address of Castlight's principal executive office is Two Rincon Center, 121 Spear Street, Suite 300, San Francisco, CA 94105 and its telephone number is (415) 829-1400.

(b) Securities. This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Castlight to exchange outstanding Eligible Option Awards (as defined in the Offering Memorandum) held by employees of Castlight who are employed with Castlight continuously during the period beginning on January 12, 2016 and ending at 11:59 p.m., Eastern Time, (8:59 p.m., Pacific Time) on February 24, 2016 (or a later date and time if Castlight extends the time such employees have to elect to participate in the offer), all upon the terms and subject to the conditions set forth in the Offering Memorandum (the “Offer ”). Notwithstanding the foregoing, Castlight's Chief Executive Officer, Chief Financial Officer & Chief Operating Officer and members of Castlight’s Board of Directors are not eligible to participate in the Offer. The information set forth in the Offering Memorandum under the heading “Introduction,” and in Section 1 (“Number of Options; Expiration Date”) and Section 8 (“Source and Amount of Consideration; Terms of New Option Awards”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 7 (“Price Range of Class B Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Castlight is the filing person. The information set forth under Item 2(a) above and in Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Option Awards; Agreements Involving Castlight's Securities”) of the Offering Memorandum is incorporated herein by reference. Eligible Employees may access information relating to the Option Exchange Program at our secure Option Exchange Program website at https://castlighthealth.equitybenefits.com.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offering Memorandum under the headings “Risk Factors Related to the Option Exchange Program” and “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Participating in the Option Exchange Program”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Option Awards”), Section 6 (“Conditions of the Option Exchange Program”), Section 7 (“Price Range of Class B Common Stock Underlying the Options”), Section 8 (“Source and Amount of Consideration; Terms of New Option Awards”), Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Option Awards; Agreements Involving Castlight's Securities”), Section 11 (“Status of Options Acquired By Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of the Option Exchange Program; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Option Awards; Agreements Involving Castlight's Securities”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Option Awards; Agreements Involving Castlight's Securities”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Option Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under the heading “Introduction” and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Option Awards”), Section 8 (“Source and Amount of Consideration; Terms of New Option Awards”) and Section 11 (“Status of Options Accepted by Us in the Option Exchange Program; Accounting Consequences of the Option Exchange Program”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Castlight”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Option Awards; Agreements Regarding Castlight's Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors and Officers; Transactions or Arrangements Concerning Eligible Option Awards; Agreements Regarding Castlight's Securities”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Castlight”) and referenced in Section 16 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of Castlight's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission (“SEC”) on March 12, 2015 and Item 1 of the Quarterly Report on Form 10-Q for the period ended September 30, 2015 filed with the SEC on November 4, 2015 are incorporated herein by reference and can be accessed electronically on the SEC's website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 12, 2016

CASTLIGHT HEALTH, Inc.

By:	/s/ John C. Doyle
Name:	John C. Doyle
Title:	Chief Financial Officer & Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated January 12, 2016

99(a)(1)(B)	Form of Email Communication to Eligible Option Holders about Launch, dated January 12, 2016

99(a)(1)(C)	Employee Presentation Materials

99(a)(1)(D)	Form of Reminder Email Communication to Eligible Option Holders

99(a)(1)(E)	Form of Final Reminder Email Communication to Eligible Option Holders

99(a)(1)(F)	Castlight's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 12, 2015, and incorporated herein by reference

99(a)(1)(G)	Castlight's Quarterly Report on Form 10-Q for the period ended September 30, 2015 filed with the SEC on November 4, 2015, and incorporated herein by reference

99(a)(1)(H)	Screenshots of Option Exchange Program website

99(a)(1)(I)	Form of Paper Election Form

99(a)(1)(J)	Form of Communication to Eligible Option Holders Confirming Option Exchange Election

99(a)(1)(K)	Castlight's Definitive Proxy Statement on Schedule 14A for the 2015 Annual Meeting of Stockholders filed with the SEC on April 21, 2015, and incorporated herein by reference

99(a)(1)(L)	Castlight's Current Report on Form 8-K filed with the SEC on November 4, 2015, and incorporated herein by reference solely with respect to Item 5.02 thereof

99(b)	Not applicable

99(d)(1)(A)
2008 Stock Incentive Plan and forms of stock option agreement, option exercise agreement and restricted stock purchase agreement (incorporated herein by reference to Exhibit 10.02 to Amendment No. 1 to Castlight's Registration Statement on Form S-1, File No. 333-193840, filed with the SEC on March 3, 2014)

99(d)(1)(B)
2014 Equity Incentive Plan and forms of notice of stock option grant, stock option agreement, notice of restricted stock award, restricted stock agreement, notice of stock appreciation right award, stock appreciation right award agreement, notice of restricted stock unit award and restricted stock unit award agreement (incorporated herein by reference to Exhibit 10.03 to Amendment No. 1 to Castlight's Registration Statement on Form S-1, File No. 333-193840, filed with the SEC on March 3, 2014)

99(d)(1)(C)
Amended and Restated Investors’ Rights Agreement by and among Castlight, certain stockholders of Castlight (incorporated herein by reference to Exhibit 4.2 to Castlight's Registration Statement on Form S-1, File No. 333-193840, filed with the SEC on February 10, 2014)

99(g)	Not applicable

99(h)	Not applicable